Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Aspen Insurance Holdings Limited:
We consent to the incorporation by reference in the registration statement on Form S-8 (Nos. 333-114765, 333-132476, 333-136441, 333-155008 and 333‑188310) and on Form S-3 ASR (No. 333‑187742) of Aspen Insurance Holdings Limited of our report dated February 20, 2013, with respect to the consolidated balance sheets of Aspen Insurance Holdings Limited as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, changes in shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10‑K of Aspen Insurance Holdings Limited.
/s/ KPMG Audit Plc
London
February 20, 2014